SUB-ITEM 77D:
POLICIES WITH RESPECT TO SECURITY INVESTMENTS

On August 9, 2011, the Board of Trustees approved a revision to the non-fundamental investment policy of the RidgeWorth Intermediate Bond Fund to permit the Fund to engage in the strategy of establishing or rolling forward To Be Approved (TBA) mortgage comments.

Effective April 10, 2012, the RidgeWorth Maryland Municipal Bond Fund (“Fund”) changed its name to “RidgeWorth Short-Term Municipal Bond Fund”.  Effective this same day, the Fund’s investment objective and investment strategies were also changed as follows:

Investment Objective

The Fund seeks to provide as high a level of total return through federally tax-exempt current income and capital appreciation as is consistent with the preservation of capital, primarily through investment in investment grade tax-exempt fixed-income securities.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities. The Fund will invest primarily in short-term municipal securities.  The Adviser defines short-term municipal securities as municipal securities with remaining maturities of 5 years or less. The issuers of these securities may be located in any U.S. state, territory or possession. The Fund may invest up to 20% of its assets in securities subject to the U.S. federal alternative minimum tax. The Fund may also invest a portion of its net assets in certain taxable debt securities.

In selecting investments for purchase and sale, the Fund’s Subadviser, StableRiver Capital Management LLC (the “Subadviser”), tries to manage risk as much as possible. Based on the Subadviser’s analysis of municipalities, credit risk, market trends and investment cycles, the Subadviser attempts to invest more of the Fund’s assets in undervalued market sectors and less in overvalued sectors. The Subadviser also tries to identify and invest in municipal issuers with improving credit and avoid those with deteriorating credit. The Subadviser may retain securities if the rating of the security falls below investment grade and the Subadviser deems retention of the security to be in the best interests of the Fund.